LOGO APPEARS HERE

May 13, 2005

By EDGAR and Facsimile

N. Jay Webb

Reviewing Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Varian Semiconductor Equipment Associates, Inc. (“Varian Semiconductor”) Form 10-K for the Fiscal Year Ended October 1, 2004 and Related Filings File No. 000-25395

Dear Mr. Webb:

We have received your letter dated May 2, 2005 (the “Comment Letter”), in which you have provided the accounting comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on our Annual Report on Form 10-K for the fiscal year ended October 1, 2004 (the “Form 10-K”) and our Current Report on Form 8-K filed on January 27, 2005 (the “Form 8-K”, and together with the Form 10-K, the “Filings”).

For convenient reference, we have included below each of the Staff’s comments set forth in the Comment Letter, followed in each case by our response.

Form 10-K for the Fiscal Year Ended October 1, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Page 20

1.	We note that product revenue in fiscal 2004 increased by a material amount from that recorded in fiscal 2003. Please revise future filings to quantify, as practicable, the increase in volume of products sold underlying the increase in demand. Please also quantify changes in average price of your products sold, if material, and provide a discussion of management’s assessment of the market in the period being reported and expectations for future periods. We refer you to the guidance at SEC Release 33-8350 and Item 303(a)(3) of Regulation S-K.

Response: We have added the requested disclosure to our Quarterly Report on Form 10-Q for the quarter ended April 1, 2005 (the “Form 10-Q”), and will continue to do so in future filings as appropriate.

2.	We note that even though product revenue increased significantly, service revenue decreased slightly. You have stated that this is due to a reduction in installation revenue. We would expect that you experienced a much higher volume of shipments in fiscal 2004 versus fiscal 2003, based on your stated increase in demand, therefore, it is not clear to us why you did not have an increase in service revenue. Please clarify this matter supplementally and in future filings.

Response: Service revenue is comprised of revenue from contracts, paid service, and the fair value of completed installations. See the table below.

(amounts in thousands)	Fiscal Year 2004	Fiscal Year 2003
Contracts	$38,626	$38,503
Paid service	12,012	11,027
Installations	15,309	19,657

Total	$65,947	$69,187

Although, the number of completed installations increased by 7% in fiscal year 2004 when compared to fiscal year 2003, the average fair value of the completed installations declined to approximately $160,000 in fiscal year 2004 from $200,000 in fiscal year 2003. As described in our revenue recognition policy note, fair value allocated to installations is based upon hourly rates applied to the estimated time to complete the service. The fair value of our completed installations declined because, as we gain experience with a product, we become more efficient in performing installations of that product. Varian Semiconductor has a policy of updating the fair value of installations at least every six months. Furthermore, revenue in fiscal year 2004 increased toward the end of the fiscal year, thus, some installations related to the shipments were not complete until the beginning of fiscal year 2005.

We have clarified this matter in the Form 10-Q, and will continue to do so in future filings as appropriate.

Liquidity and Capital Resources – Page 25

3.	We note that you had significant increases from 2003 to 2004 in certain balance sheet accounts such as accounts receivable, inventories, accounts payable and deferred revenue. Please revise future filings to discuss the reasons for significant changes in your current asset and liability accounts and the impact of the changes on your liquidity. Refer to Item 303(a)(1) of Regulation S-K.

Response: We have added the requested disclosure to the Form 10-Q, and will continue to do so in future filings as appropriate.

Item 9A. Controls and Procedures – Page 36

4.	We note that you have concluded that your disclosure controls and procedures were designed to ensure that material information relating to Varian Semiconductor, including its consolidated subsidiaries, is made known to the CEO and CFO by others within those entities, particularly during the period in which this report was being prepared. In future filings, please revise your disclosure so that it provides, if true, that your disclosure controls and procedures are “effective” rather than “effective at providing reasonable assurance.” In addition, if you elect to retain the language that is currently included immediately following “effective in providing reasonable assurance” in your disclosure, please revise so that any language that appears after the word “effective” in your disclosure is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act.

Response: We have clarified this disclosure in the Form 10-Q consistent with your comments and recent discussions between the Staff and Wilmer Cutler Pickering Hale and Dorr LLP, our outside counsel, and will continue to do so in future filings as appropriate.

Report of Independent Registered Public Accounting Firm – Page F-2

5.	In future filings, please have your independent audit firm revise its report to clearly state they also audited the financial statement schedule in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Response: We have been informed by PricewaterhouseCoopers LLP that the report issued in connection with the audit of the consolidated financial statements and financial statement schedule is a standard report issued by PricewaterhouseCoopers LLP and has been previously accepted by the Staff. PricewaterhouseCoopers LLP has informed us that the reference to these statements in the fifth sentence of the report encompasses both the consolidated financial statements and the financial statement schedule.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition – Page F-7

6.	We note that it is your policy to recognize installation revenue upon fulfillment of the service obligation. Please tell us and disclose in future filings the approximate length of time it takes for installation to be completed. We may have further comments.

Response: It takes approximately three to six weeks for Varian Semiconductor technicians to complete the installation of our products and perform tests agreed to with our customers. Certain customers formally document their acceptance of our product at this time and installation revenue is recognized. Other customers elect to perform additional internal tests and may even fully process and test the wafers before formally documenting acceptance of our product. This processing by our customers takes approximately eight to twelve weeks. These customers formally document their acceptance of our product at this time and installation revenue is then recognized.

We have clarified our revenue recognition policy in, and added the requested disclosure to, the Form 10-Q, and will continue to do so in future filings as appropriate.

Deferred Revenue – Page F-8

7.	We note that deferred revenue includes customer advances and amounts that have been billed per the contractual terms but have not been recognized as revenue, and that $7.9 million of your deferred revenue balance of $54.5 million at October 1, 2004 is related to extended warranties. Please tell us and in future filings disclose the nature of other material components of the remaining balance of $46.6 million at October 1, 2004.

Response: The following table illustrates the material components of our deferred revenue as of April 1, 2005 and October 1, 2004.

(amounts in thousands)	April 1, 2005	October 1, 2004
Fully deferred tools and acceptance revenue	$42,286	$35,828
Extended warranties	9,862	7,906
Maintenance and service contracts	7,653	6,569
Other	3,013	4,206

Total	$62,814	$54,509

We have added the requested disclosure to the Form 10-Q, and will continue to do so in future filings as appropriate.

Note 17. Income Taxes – Page F-23

8.	In regard to your undistributed earnings of your foreign subsidiaries, please revise future filings to include the applicable disclosures required by paragraph 44 of SFAS 109.

Response: We will add the requested disclosure to our Annual Report on Form 10-K for the fiscal year ending September 30, 2005, and will continue to do so in subsequent filings as appropriate.

Schedule II – Page S-1

9.	Please tell us the amount of bad debt expense that you recorded in each period presented, as it is not apparent from the schedule. Please clearly indicate the gross bad debt expense recorded during the periods presented in this schedule in future filings.

Response: We have expanded the table below to clearly state the bad debt expense recognized in all of the periods presented (amounts in thousands).

Fiscal year	Balance at Beginning of Period	Charges to Expense	Reductions to Expense	Description	Amount	Balance at End of Period
2004	$1,992	—	$(563)	Write-offs & adjs	$41	$1,388
2003	$4,115	$200	$(1,982)	Write-offs & adjs	$341	$1,992
2002	$6,893	—	$(2,691)	Write-offs & adjs	$87	$4,115

We will add the requested disclosure to our Annual Report on Form 10-K for the fiscal year ending September 30, 2005 (or, if it becomes material prior the filing of any earlier quarterly report, to such quarterly report), and will continue to do so in subsequent filings as appropriate.

Form 8-K filed January 27, 2005

10.	Please revise your non-GAAP financial disclosures in future Item 2.02 Form 8-K filings to explain why each individual non-GAAP measure presented is useful to an investor in accordance with Item 10(e)(i) of Regulation S-K, as required by the instructions to Item 2.02 of the Form 8-K. Also, discuss how management uses the measure and the limitations of using this measure. Finally, please note that since you provide several non-GAAP measures, please be sure to clearly label each GAAP and non-GAAP measure and provide separate disclosures of the limitations and usefulness of each non-GAAP measure presented.

Response: We will add the requested disclosure to future filings that include non-GAAP financial measures.

11.	In addition, we note that you refer to your non-GAAP information as “pro forma”. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

Response: In future filings, we will not refer to non-GAAP financial information as “pro forma” except where appropriate and consistent with the accounting literature.

* * *

As the Staff has requested, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking action with respect to the Filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, I can be reached at 978-282-7597. Thomas Baker, Corporate Controller and Chief Accounting Officer, may also be of aid and he can be reached at 978-282-2301.

Sincerely,

/S/ Robert J. Halliday
Robert J. Halliday
Executive Vice President and Chief Financial Officer

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